EF Hutton Acquisition Corportation I

24 Shipyard Avenue, Suite 102

Hingham, MA 02043

September 6, 2022

VIA EDGAR

Division of Corporation Finance

Office of Trade and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	EF Hutton Acquisition Corporation I (the “Company”)
Registration Statement on Form S-1
(File No. 333-264314) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. on September 8, 2022, or as soon thereafter as practicable.

EF Hutton Acquisition Corporation I

By:	/s/ Benjamin Piggott
Name:	Benjamin Piggott
Title:	Chief Executive Officer